Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York 10036-6522

                                                 March 18, 2010

VIA FACSIMILE AND EDGAR
Mr. Perry Hindin
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:  SL Green Realty Corp. Tender Offer (File No. 005-51527)
Dear Mr. Hindin:

On behalf of SL Green Realty Corp. (the "Company"), we are submitting this letter to respond to comments issued by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on March 17, 2010, regarding the Tender Offer Statement on Schedule TO filed on March 11, 2010 as amended by Amendment No. 1 on March 11, 2010 and Amendment No. 2 on March 16, 2010 (as amended, the "Schedule TO"). Any capitalized terms used but not defined in this letter have the meaning given to them in the Offer to Purchase, dated March 11, 2010, that has been filed as Exhibit (a)(1)(A) to the Schedule TO.

Comment:

1.	Please confirm that purchase of the Exchangeable Notes will not result in a going private transaction pursuant to Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Response: Purchase of the Exchangeable Notes pursuant to the tender offer will not result in a going private transaction under Rule 13e-3 under the Exchange Act because neither series of Exchangeable Notes are a class of equity securities which are subject to Sections 12(g) or 15(d) under the Exchange Act.  At the beginning of the current fiscal year, both series of the Exchangeable Notes were held of record by less than 300 persons.

Comment:

2.
Please confirm that if the Acceptance Priority Levels set forth in the Offer to Purchase are modified, notice of such change will be provided at least 10 business days prior to the expiration of the tender offer, including any extension thereof.

Response: In accordance with the disclosure on page 14 of the Offer to Purchase, in the event the Company modifies the Acceptance Priority Levels set forth in the Offer to Purchase, it would evaluate the need for an extension of the tender offer and, if under such circumstances, it is also necessary to provide notice of at least 10 business days prior to the expiration of the offer, will effect such an extension.

Comment:

3.
Please confirm that if an offer condition is triggered by events occurring during the offer period and prior to expiration, the Company will promptly inform holders how it intends to proceed, unless the condition is one where satisfaction maybe determined only at expiration.

Response: Applicable conditions to the tender offer are set forth on pages 11–13 of the Offer to Purchase.  If one of these conditions is triggered by events occurring during the offer period but prior to expiration, the Company will promptly inform holders how it intends to proceed, unless the condition is one where satisfaction maybe determined only at expiration.

Comment:

4.
Please clarify that the language in the first paragraph of page 31 of the Offer to Purchase, concerning restrictions on acceptance of tenders from holders in jurisdictions where tender offers are prohibited by law, is limited to holders located in the United States.

Response:  The language in the first paragraph on page 31 of the Offer to Purchase states that the tender offer will not be made to (nor will tenders of Notes be accepted from or on behalf of) holders of Notes in jurisdictions where tender offers are prohibited by law.  Given the interpretive guidance in Section II(G)(1) of SEC Release 33-8957 and Rule 13e-4(f)(9)(ii) under the Exchange Act, any restriction on the acceptance of tenders of Notes by holders in jurisdictions where tender offers are prohibited by law will be limited to holders located in the United States.

* * * * * *

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the above-referenced filing.  The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-3574 or Laura A. Kaufmann Belkhayat at (212) 735-2439.

Sincerely,

/s/ David J. Goldschmidt
David J. Goldschmidt

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